

TRAFFICGENIUS, INC.
An Illinois Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

TRAFFICGENIUS, INC.

Years Ended December 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



A Professional Limited Liability Company

To Management & Shareholders of Traffic Genius, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Traffic Genius, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has not yet commenced principal operations, and the financial statements include disclosures regarding substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

October 22, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

TRAFFICGENIUS, INC.
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 55	$ -
Total assets	$ 55	$ -
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 6,389	$ 1,457
Total liabilities	6,389	1,457
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, no par: 10,000 and 10,000 shares issued and outstanding at December 31, 2019 and 2018	-	-
Additional paid-in capital	4,645	-
Accumulated deficit	(10,979)	(1,457)
Total stockholders' equity	(6,334)	(1,457)
Total liabilities and stockholders' equity	$ 55	$ -

See independent accountants' review report and accompanying notes to the financial statements.

TRAFFICGENIUS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Operating expenses		
General and administrative	6,056	1,448
Advertising expenses	1,372	-
Travel expense	1,533	-
Total operating expenses	8,961	1,448
Loss from operations	8,961	1,448
Other expense		
Interest expense	561	-
Total other expense	561	-
Net loss before income taxes	9,522	1,448
Provision for income taxes	-	-
Net loss	$ 9,522	$ 1,448

See independent accountants' review report and accompanying notes to the financial statements.

3

TRAFFICGENIUS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount			
Balance on December 31, 2017	10,000	$ -	$ -	$ (9)	$ (9)
Net loss	-	-	-	(1,448)	(1,448)
Balance on December 31, 2018	10,000	-	-	(1,457)	(1,457)
Shareholder contributions	-	-	4,645	-	4,645
Net loss	-	-	-	(9,522)	(9,522)
Balance on December 31, 2019	10,000	-	$ 4,645	$ (10,979)	(6,334)

See accountants' review report and accompanying notes to the financial statements.

TRAFFICGENIUS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (9,522)	$ (1,448)
Changes in operating assets and liabilities:		
Accounts payable aned accrued expenses	4,932	1,448
Net cash used by operating activities	(4,590)	-
Cash flows from financing activities		
Proceeds from owner contribution	4,645	-
Net cash provided by financing activities	4,645	-
Net decrease in cash and cash equivalents	55	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 55	$ -
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 561	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TrafficGenius, Inc. ("the Company") was incorporated on August 19, 2016 under the laws of the State of Illinois, and is headquartered in Chicago, Illinois. TrafficGenius aims to minimize traffic congestion in areas where drivers pass through multiple traffic signals to travel from one location to another. The Company utilizes a unique algorithm relying on artificial intelligence to streamline traffic patterns, thereby allowing continuing refinements to the algorithm as the TrafficGenius tool is implemented in subsequent towns and cities.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $1,372 and $0 in advertising costs, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company did not have cash in bank deposit accounts in excess of federal insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

All amounts recorded in these financial statements approximate fair value.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company has not generated any revenue during both years and will continue to evaluate the impact of this standard on the Company's financial reporting.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all returns since inception are subject to examination. The Company is also taxed under the jurisdiction of the State of Illinois, which has rules similar to that of the federal jurisdiction.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The following table outlines the estimated changes in deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ 2,000	$ 304
Total deferred tax asset	2,000	304
Valuation allowance	(2,000)	(304)
Deferred tax asset, net	$ -	$ -

The federal net operating loss carryforward for years 2017 begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. Estimated deferred tax assets and related valuation allowances increased by roughly $300 and $1,700 during the years ended December 31, 2018 and 2019, respectively.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $11,000 and has not yet commenced its principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. Management intends to continue to seek out new sources of debt and equity financing in order to generate positive cash flow for the Company, including plans for a crowdfunding round under Regulation CF during the fourth quarter of 2020. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – STOCKHOLDERS' EQUITY

As of December 31, 2019, the Company has authorized 10,000 shares of common stock, no par value. At inception, all 10,000 authorized shares were granted to the founder and CEO of the Company.

During the year ending December 31, 2019, Company's CEO made additional cash investments in the aggregate amount of $4,645, recognized under the caption of additional paid-in capital.

During the years ended December 31, 2018 and December 31, 2019, the Company had no other equity transactions.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2020 and in future years.

During 2019, the Company entered into a consulting agreement for an aggregate 150 consulting hours for various Company projects and tasks. As consideration for these services, the Company and its CEO have agreed to transfer 5% ownership of the Company to the consultant (500 common shares as of December 31, 2019), which are currently held and owned by the CEO.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 22, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.